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Exhibit 99.1    Press Release issued on December 6, 2000

Thursday December 7, 8:39 am Eastern Time

Press Release

Nokia to Acquire Ramp Networks

Acquisition of Ramp Networks to Strengthen Nokia's Existing IP Network Security Solution Portfolio

MOUNTAIN VIEW, Calif.--(BUSINESS WIRE)--Dec. 7, 2000--Nokia Corporation (NYSE:
NOK - news) and Ramp Networks (NASDAQ: RAMP - news), have signed an agreement by
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which Nokia has agreed to acquire the Santa Clara, CA. based provider of purpose built Internet security appliances specifically designed for small office applications.

This acquisition will allow Nokia to expand its portfolio of world-class network security solutions serving medium and large enterprises to include the small office sector. Ramp Network's innovative products and solutions will enhance Nokia's ability to offer an environment in which companies of all sizes feel confident about doing business over the Internet.

Under the terms of the agreement Nokia has agreed to commence a cash tender offer within ten business days for all the outstanding Ramp Networks shares at a price of $5.80 per share. The Ramp Networks Board of Directors has unanimously approved the agreement. The closing of the transaction is subject to 51% of the Ramp Networks' shares being tendered and not withdrawn, termination of the antitrust waiting periods in the United States and other customary closing conditions and is expected to be completed in the first quarter of 2001. The holders of approximately 36 % of Ramp Networks' shares have agreed to tender their shares into the Nokia tender offer.

"The increasing use of the Internet, and the ever increasing risk of network security threats has heightened the need for IP security solutions for all businesses,'' said, T. Kent Elliott, senior vice president and general manager, Nokia Internet Communications. ``Ramp Networks' core competencies in embedded systems specifically designed to address the security needs of the small business will be an excellent complement to our current network security portfolio for our channel partners already serving the medium and large enterprise sector."

"It is clear that Nokia and Ramp Networks share a common vision for extending reliable network security solutions to the small office or business,'' said Mahesh Veerina, president and CEO of Ramp Networks. ``As a recognized leader and truly global organization, Nokia has proven themselves as technology leaders and innovators. We are very pleased to be joining forces with Nokia to offer customers security appliances for the head office, regional and branch office as well as remote small offices."

Nokia IP Network Security Solutions tightly integrate market-leading security software, including Check Point VPN-1/FW-1, with world class IP routing functionality on trusted Nokia IP Networks Security platforms, delivering high-performance network security
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solutions. These tightly integrated appliances are pre-configured and tested for rapid deployment and support a comprehensive suite of IP routing protocols and remote management capabilities. The result is a security specific, ready to deploy appliance designed to meet the most demanding security challenges - fully backed by Nokia's world class ``First Call-Final Resolution'' technical support.

About Ramp Networks

Ramp Networks is a leading provider of Internet security and broadband access solutions for the small office and enterprise remote office. The WebRamp family of affordable, high-performance appliances brings enterprise-class security to the edge of the network. These highly-integrated platforms offer an expanding array of value-added services, including virtual private networking and firewall protection, and can be deployed through value-added resellers, Internet Service Providers or Managed Security Providers as part of a complete security solution. Ramp Networks is headquartered in Santa Clara, CA. For more information, visit the Web site a http://www.rampnet.com/ or contact Ramp at 888-726-7638 or fax
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408-988-6363.

Nokia Internet Communications

Nokia Internet Communications, headquartered in Mountain View, California, provides world-class Network Security, Virtual Private Network and Wireless Software solution that assure the security and reliability of corporate enterprise and managed service provider networks. Nokia is committed to enhancing the end user experience by enabling personal trusted transactions within the Mobile Information Society. For more information, please visit http://www.nokia.com/ and click on IP Networking.
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About Nokia

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed and IP networks. By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in the press release, when they become available, because they will contain important information. The tender offer statement will be filed by Nokia with the Securities and Exchange Commission (SEC). The solicitation/recommendation statement will be filed by Ramp Networks with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Nokia and Ramp Networks at the SEC's web site at http://www.sec.gov/.
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Press Conference: Thursday , December 7, 2000 - 12 p.m. PST Domestic Call in
number: 1-888-790-8448 International Call in number: 1-312-470-7216 Password:
Nokia Host: Jim Bowman, VP Corporate Communications, Nokia Americas Please be prepared to offer your full name and press affiliation.
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Contact:

  Nokia Internet Communications Americas
  Laurie Armstrong, 650/704-4652
  laurie.armstrong@nokia.com
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   or
  Nokia Corporate Communications
  Jyrki Rosenberg, +3589511-62127
  jyrki.rosenberg@nokia.com
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  http://www.nokia.com/
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